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02003846

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-53070

3/6/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2001** (MM/DD/YY) AND ENDING **12/31/2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

RIVERSTONE ADVISORS L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE GREENWICH OFFICE PARK
(No. and Street)

GREENWICH	**CONNECTICUT**	**6831**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN CASPER **(203) 413-2229**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	**New York**	**New York**	**10105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*


RIVER
STONE

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ❑ (c) Statement of Operations.
- ❑ (d) Statement of Cash Flows.
- ❑ (e) Statement of Changes in Partners' Capital.
- ❑ (f) Statement of Changes in Subordinated Liabilities.
- ❑ (g) Computation of Net Capital.
- ❑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ❑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ❑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ❑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ❑ (l) An Oath or Affirmation.
- ❑ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ❑ (o) Exemptive Provision under Rule 15c3-3.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Riverstone Holdings LLC

One Greenwich Office Park
Greenwich, CT 06831
203.629.4318 telephone
203.422.2687 facsimile

712 Fifth Avenue, 19th floor
New York, NY 10019
212.993.0076 telephone
212.993.0077 facsimile


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners of
Riverstone Advisors L.P.:

We have audited the accompanying statement of financial condition of Riverstone Advisors L.P. as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Riverstone Advisors L.P. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
February 19, 2002

RIVERSTONE ADVISORS L.P.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	9,570
Total assets	$	9,570

PARTNERS' CAPITAL

General partner	$	296
Limited partners		9,274
Total partners' capital	$	9,570

The accompanying notes are an integral part of this statement.

RIVERSTONE ADVISORS LP

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION

Riverstone Advisors L.P. (the "Partnership") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Partnership was formed to engage in the business of providing financial advisory services, on a fee basis, primarily to corporations in connection with mergers, acquisitions, divestitures, leveraged buy-outs, joint ventures, reorganizations, recapitalizations and other extraordinary corporate transactions. Riverstone Holdings LLC is the general partner of the Partnership (the "General Partner").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership accounts for all transactions on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles requires generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Partnership considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

3. RELATED-PARTY TRANSACTIONS

The Partnership has entered into a service agreement with the General Partner whereby the General Partner will provide certains services without reimbursement. Among the services provided by the General Partner are office space and equipment, accounting and the payment of certain Partnership operating expenses.

4. INCOME TAXES

No provision for federal income taxes has been made in the accompanying financial statements as each partner is responsible for reporting their proportionate share of the Partnership's income or loss.

5. PARTNERSHIP ALLOCATION

Profits and losses of the Partnership are allocated in accordance with the capital percentages established in the Limited Partnership Agreement.

RIVERSTONE ADVISORS L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

6. NET CAPITAL REGULATORY REQUIREMENTS

The Partnership is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital as defined, which shall be the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2001, the Partnership had net capital of $9,570, which was $4,570 in excess of its minimum net capital requirement of $5,000. The Partnership does not carry the accounts of its customers and, accordingly, is exempt from the provision of SEC Rule 15c3-3 under provision k(2)(i).


ANDERSEN

To the Partners of
Riverstone Advisors, LP:

In planning and performing our audit of the financial statements and supplemental schedules of Riverstone Advisors, LP (the "Partnership"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
February 19, 2002